February 12, 2014

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Current Report on Form 8-K Filed December 12, 2013

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp., a Nevada corporation (the “Company”), we are submitting this letter in response to a recent phone call from Gregory Dundas.

The Company intends and expects to file a complete response to your comment letter dated January 8, 2014 (the “Letter”) along with a conforming amendment to its Current Report on Form 8-K (the “Form 8-K”), originally filed with the Commission on December 12, 2013, by February 21, 2014.

We thank you for your patience with respect to the timing of the Company’s submitting a response to the Letter and in the filing an amendment to the Form 8-K.

If you have any questions or comments with respect to the response that we have provided above, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Maarten van der Sanden, Chief Financial Officer

Symbid Corp.